UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 333-161557

CHINA CERAMICS CO., LTD.
(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5051

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

Results of Operations and Financial Condition.

On April 5, 2010, China Ceramics Co., Ltd. (the “Company”) issued a press release announcing preliminary unaudited financial results for the fourth quarter and for the year ended December 31, 2009. A copy of the press release making the announcement is attached as Exhibit 99.1.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 29, 2010 the Company’s board of directors (the “Board”) appointed Bill Stulginsky and Su Wei Feng as members of the Board effective April 1, 2010. The size of the Board was increased to accommodate the new members. On April 4, 2010, the Board appointed Mr. Huang Jia Dong as Chief Executive Officer of the Company and Mr. Huang resigned from his position as Chairman of the Company.  On the same date, Li Shun Qing resigned from his position as Chief Executive Officer of the Company and Paul K. Kelly was appointed as non-executive Chairman of the Company.  Mr. Li’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.  Mr. Li will become the plant manager of the Company’s new facility in Gaoan.

Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009.  He has over thirty-six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement.  His background includes serving public and private clients in the higher education, healthcare, electric and gas utilities, pharmaceutical and manufacturing industries.  He has a Bachelor of Science degree in Accounting from LaSalle University.  Mr. Stulginsky is also a member of the board of directors of Fox Chase Cancer Center in Philadelphia and is Chairman of the board of directors of the Visiting Nurse Association of Greater Philadelphia, both of which are nonprofit organizations.  Mr. Stulginsky will replace Paul Kelly as chairman of the Company’s audit committee. The Board determined that Mr. Stulginsky qualifies as an audit committee financial expert.  Mr. Kelly will remain on the Board of Directors.  The Company agreed to pay Mr. Stulginsky $45,000 per year for his services on the Board.

Mr. Su joined the Company as general legal counsel and Secretary in March 2007 and will continue to hold those positions. Prior to working at the Company, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007.  He graduated from the School of Law of Xiamen University in 2004.

Huang Jia Dong has served as a director since November 20, 2009 and as Chairman of the Board from November 20, 2009 until April 4, 2010. Mr. Huang founded Jinjiang Hengda Ceramics Co., Ltd. in 1993 and served as the chairman. Mr. Huang was previously involved in the construction material distribution business. Mr. Huang has been appointed as the vice chairman of Fujian Province Ceramic Industry Association since 2006 and the executive director of Jinjiang City Chamber of Import and Export Trade since 2007. Mr. Huang has a diploma in corporate management from Xiamen University.

Paul K. Kelly has been a director of China Ceramics since August 18, 2009, and was Chairman of the Board and Chief Executive Officer of China Ceramics’ predecessor, China Holdings Acquisition Corp., since its inception until November 20, 2009.  Since February 1992, Mr. Kelly has been the President and Chief Executive Officer of Knox & Co., an investment banking firm specializing in mergers and acquisitions, corporate restructuring and international financial advisory services for clients in the U.S., Asia, and throughout the world. In 2004, Mr. Kelly formed the Westgate Group, Inc., a strategic advisory firm focusing upon identifying and implementing cross-border business opportunities for clients with an emphasis on Asia and the Pacific Basin, for which he acts as Chairman, CEO, and is the majority shareholder. Mr. Kelly is also the President, Chief Executive Officer and sole shareholder of PH II, Inc., a privately held investment company which has investments in the United States and New Zealand. He has held these positions with PH II since 1988. Mr. Kelly also serves as Chairman and Chief Executive Officer of Knox Enterprises, Inc., successor to THT Inc., a privately held diversified manufacturing company. In 1996, Mr. Kelly founded the Carrington Club, a golf resort and karikari estate and winery in New Zealand for which he is the owner and Edgewater Developers, a real estate development company in New Zealand. From 1985 to 1990 Mr. Kelly served as President and Chief Executive Officer of Peers & Co., an international investment banking firm. From 1984 to 1985 Mr. Kelly was the President and a director of Quadrex Securities Corp. From 1982 to 1984 he was an Executive Vice President and Director of Dean Witter Reynolds, Inc., responsible for all investment banking activities for financial institutions. Mr. Kelly also served as Managing Director and a member of the Management Committee of Merrill Lynch White Weld Capital Markets Group from 1980 to 1982 where he was responsible for all investment banking activities for financial institutions on a worldwide basis, and was also senior banker to Merrill Lynch & Co., the holding company for all Merrill Lynch interests. From 1978 to 1980 Mr. Kelly was Executive Vice President, Director and member of the Executive Committee of Blyth Eastman Dillon, where he was co-head of the Corporate Finance Department. He was responsible for all new business activities for the firm and headed the Financial Institutions Group. Among the other positions held by Mr. Kelly prior to 1978 include his positions from 1968 to 1975 as Vice President of The First Boston Corporation where he established the commercial paper department and was responsible for all corporate finance new business activities and as a partner, member of the management committee and head of investment banking for Prescott, Ball & Turbin from 1975 to 1978. Mr. Kelly is a member of the Board of Trustees of the University of Pennsylvania, a member of the Business School Advisory Board of the University of Auckland (NZ), and a member of the New Zealand Business Roundtable. In addition, he is a member of the Director’s Advisory Board of the Yale Cancer Center. He is a past director of American Life and Health Insurance Company of New York, The Chicago Sun-Times Corporation, Hydrox Corporation, Ltd. (New Zealand), MCR Corporation, and Porta Systems Corporation (ASE). He graduated from the University of Pennsylvania in 1962 and received an MBA in Finance from the Wharton School in 1964.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release, dated April 5, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 5, 2010

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated April 5, 2010